PROXY RESULTS
   During the six months ended June 30, 2005, Cohen & Steers Advantage Income Realty Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 28, 2005. The description of each proposal and number of shares voted are as follows:

Common Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 24,522,376 	 335,324
Richard E. Kroon	 24,461,369 	 396,331
C. Edward Ward,  Jr.	 24,475,372 	 382,328


Preferred Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 10,024 	8
Richard E. Kroon	 10,021 	11
Willard H. Smith Jr.	 10,022 	10
C. Edward Ward,  Jr.	 10,024 	8